1331 Garden Highway, Suite 300 Sacramento, CA 95833 Telephone 916 442-0400 Facsimile 916-442-3442 World Wide Web http://www.barteleng.com Scott E. Bartel e-mail: sbartel@barteleng.com	Affiliated Offices: Frankfurt London Netherlands Paris Sacramento* *United States Member of European Lawyers Network

April 7, 2005

Mr. Thomas A. Jones

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 03-06

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Remedent USA, Inc.
Amendment No. 1 to Schedule 14C-Preliminary Information Statement
Filed February 10, 2005
Rule No. 001-15975

Dear Mr. Jones:

On behalf of Remedent USA, Inc. (the “Company”), we are filing this amendment (Amendment No. 1) to the Company’s preliminary information statement (“Information Statement”) originally filed with the Commission on February 10, 2005.

This Amendment No. 1 is being filed to respond to the Staff’s comment letter dated March 11, 2005, and to update certain other information. In order to expedite the review of this filing, we are providing our responses to the Staff’s March 11, 2005, comment letter and marked courtesy copies to Mr. Tim Buchmiller indicating the changes made from the original filing with the Commission on February 10, 2005. Each of our responses in this letter will be provided in the order of the comments raised in the Staff’s March 11, 2005, comment letter.

Why are we acquiring the remaining 78% of the shares of our subsidiary-page 14

1.

We have reviewed Item 14 of Schedule 14A again to ensure that the Company’s disclosure includes all disclosure that would be “material” to the Company’s shareholders. As you know, prior to the proposed acquisition of the Company’s remaining 78% of its subsidiary, it had included the audited financial statements of this subsidiary in its Form 10-KSB’s for the past three years and has included disclosure of the subsidiary’s business operations as its own since the Company has no other business operations other than operations conducted through this subsidiary. Nonetheless, in order to provide enhanced disclosure in the Information Statement, we

Thomas A. Jones

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 7, 2005

have specifically incorporated by reference the Company’s Form 10-KSB/a for the fiscal year ended March 31, 2004, which is also being mailed to the shareholders with the Information Statement.

2.

We have revised the Information Statement to disclose the Company’s efforts at raising capital prior to the expiration of the option to reacquire the subsidiary from the Company’s officers. Furthermore, we have disclosed that the proposed transaction was approved by the Company’s Board of Directors with Messrs. De Vreese and List abstaining from the vote.

3.	We have expanded disclosure regarding the purchase of the remaining shares of the Company’s subsidiary to include:

a.	The expiration date of the option at June 30, 2003, and that the agreement to acquire the remaining subsidiary shares in exchange for Company common stock occurred after the expiration of the option;
b.	The factors considered by the Board of Directors in approving the acquisition (also noting that the option had already expired);
c.	The nature and extent the Board of Directors met with any other financial advisors other than MDB Capital Group and the outcome of such meetings;
d.	The efforts of the Board of Directors to raise capital in the past; and
e.	The fact that the Company had no other alternatives to consider.

4.

We have revised the Information Statement under “Have There Been Any Related Party Transactions or Relationships” at page 11 to disclose the nature and extent of the “working out of past due obligations for stock and/or cash” by disclosing the agreement of certain holders of the Company’s debentures to convert $127,500 in principle, plus accrued interest, into 3,695,340 shares of the Company’s common stock.

5.

By way of supplemental disclosure, the Company advises the staff that the only material prepared by MDB Capital Group presented to the Board of Directors in connection with the Company’s proposed restructuring was the Memorandum of MDB Capital Group that has been disclosed in the Information Statement and by this Amendment No. 1 has been included therein as Exhibit “B.”

Thomas A. Jones

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 7, 2005

We have also included a statement executed by the Company acknowledging the fact that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Information Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing addresses all of the Staff’s comments contained in its letter of March 11, 2005. Because it is important that the Company mail the Information Statement to its shareholders as soon as possible, the Staff’s prompt response would be greatly appreciated.

Very truly yours,

/s/ SCOTT E. BARTEL Scott E. Bartel

SEB:dp

cc: Robin List

Thomas A. Jones

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 7, 2005

ACKNOWLEDGEMENT

Remedent USA, Inc., (the “Registrant”), hereby acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.	The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.	The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated:	April 7, 2005	Remedent USA, Inc.

/s/ Robin List
Robin List, CEO